October 10, 2006

Mr. Stephen Krikorian

        Accounting Branch Chief

                Division of Corporation Finance

                        Securities and Exchange Commission

                                100 F Street N.E.

                                         Washington D.C., 20549-0305

                                                 U.S.A.

Dear Mr. Krikorian:

We are writing regarding your recent letter dated August 17, 2006 commenting on our Forms 6-Ks filed on July 27, 2006 and August 10, 2006. We are in the process of compiling a response to your letter.

While preparing response to your letter, we have been in consultation with our current and past independent auditors because our independent auditor was recently changed from ChuoAoyama PricewaterhouseCoopers to KPMG AZSA & Co. However, ChuoAoyama PricewaterhouseCoopers has recently split into two entities, PricewaterhouseCoopers Aarata and Misuzu Audit Corporation. While these two firms remain affiliated to PricewaterhouseCoopers, they are now two separate audit firms. The audit partner who used to be in charge of our account is now associated with PricewaterhouseCoopers Aarata, while the data files regarding our past audits are held by Misuzu Audit Corporation. Because of the administrative coordination required between the two firms, there has been an unexpected delay in submitting our response to your letter beyond our control.

We expect to submit our response to your letter as soon as the administrative delay is resolved, which we expect to take about four weeks. Thank you for your kind understanding and please feel free to contact me if you have any questions regarding the above.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer

cc:	Jason Niethamer

Tammy Tangen

(Division of Corporation Finance

Securities and Exchange Commission)

(Corporation)

Izumi Akai

Yoichiro Taniguchi

Joung W. Hwang

(Sullivan & Cromwell LLP)